GREENBERG
ATTORNEYS AT LAW
TRAURIG

02 DEC 30 AM 9:21

December 11, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

02060791

Re: Genetic Technologies Limited. (the "Issuer")
File Number 82-34627

SUPPL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports as filed in Australia:

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

1. Annual Report 2002;
2. Announcement to the ASX dated December 9, 2002 ;
3. Chairman's Remarks, November 29, 2002.
4. Appendix 3Y (Change of Director's Interest Notice) dated November 11, 2002;
5. Notice to the ASX dated November 14, 2002;
6. Licensing Report, November 8, 2002;
7. Appendix 4C (Quarterly Report for entities admitted on the basis of commitments) for quarter ended September 30, 2002;
8. Press release, October 28, 2002.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and

dlw 1/8

GREENBERG TRAURIG, LLP
MET LIFE BUILDING
200 PARK AVENUE, NEW YORK, NEW YORK 10166
212-801-9200 FAX 212-801-6400 www.gtlaw.com
MIAMI NEW YORK WASHINGTON, D.C. ATLANTA PHILADELPHIA TYSONS CORNER CHICAGO BOSTON PHOENIX WILMINGTON LOS ANGELES DENVER
SÃO PAULO FORT LAUDERDALE BOCA RATON WEST PALM BEACH ORLANDO TALLAHASSEE

documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

82-34627

.File 82-34627

genetic technologies

02 DEC 30 AM 9:32

8 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 2 pages

Dear Sir,

Licensing the "Non-Coding" Patents – A Second Progress Report to the ASX

In September 2001, I provided a first progress report to the market, describing the strategy being developed by Genetic Technologies Limited ("GTG"), to generate significant short-term revenues for GTG from the non-coding patents which came under our control as a result of the merger with GeneType AG, in August 2000.

GTG had already informed the market it had successfully secured patent insurance for its patents with Dexta Corporation, part of the General Electric Reinsurance Group back in February 2001 and that it had also appointed the law firm of Blakely, Sokoloff, Taylor and Zafman, in Denver, Colorado, to help identify suitable U.S. licensees for these non-coding patents.

In February 2002, we announced the first GTG license to the non-coding patents had been awarded - symbolically, to an Australian genetics firm, Genetic Solutions, who paid GTG an up-front fee of $75,000 for a non-exclusive license limited to applications in livestock. In April 2002, we announced the first US licenses – to San Diego-based micro-array company, Nanogen, who paid us US$250,000, and to bio-instrument maker, Sequenom, who paid us US$500,000. In September 2002, we announced a license to Perlegen Sciences of Mountain View, California, who paid us US$860,000, and just last week, we announced we had signed a broad strategic alliance with Myriad Genetics of Salt Lake City, Utah. The Myriad deal is by far the largest to date. Myriad pays GTG an up-front fee of US$1M (approx A$1.85M), plus annual recurring fees, and also grants to GTG broad rights to access its powerful range of genetic susceptibility tests for breast cancer and for several other major inherited diseases, which testing GTG can now offer

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

in Australia and New Zealand on an exclusive basis. GTG has also secured options to acquire similar rights in South East Asia on an exclusive basis.

The GTG alliance with Myriad was announced to the market by coordinated joint releases by both companies – to ASX and to NASDAQ on 28 October 2002. In summary, the Myriad agreements provide GTG with its largest up-front fee so far, with its first significant recurring annual revenues, and with a substantial new business opportunity in the Asia-Pacific region. Further, GTG has assured Myriad that other future licensees to the non-coding patents will not pay a lesser up-front fee than Myriad paid, for similar applications.

We are pleased to now confirm that on 31 October 2002, GTG duly received the agreed US$1M from Myriad - in cash, without deductions or offsets, and that GTG's Director of Science, Dr. George Rudy, has already visited Myriad to start the process of planning the expansion of GTG's genetic testing laboratory in Melbourne, so GTG may soon start to offer these new services, in Australia and New Zealand.

Meanwhile, the GTG licensing program continues to grow. Ian Christensen has been hired in Melbourne to manage the GTG licensing team, to coordinate our expanding information-gathering efforts to identify prospective licensees, and to build a central database of all prospective licensees - on a global basis. Meanwhile, the US law firm of Faegre and Benson has been retained by GTG to help manage the formal documentation and enforcement aspects of this expanding GTG licensing program.

The total number of licensing prospects already contacted by GTG is significant, with a number of new negotiations now under way. GTG will now focus not only on up-front fees, but also the creation of meaningful recurring revenues for GTG from this program. We will continue to keep the market informed, as appropriate.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

Appendix 4C

82-34627

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000.

File 82-34627

Name of entity

GENETIC TECHNOLOGIES LIMITED

ACN or ARBN	Quarter ended ("current quarter")
009 212 328	30 SEPTEMBER 2002

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (....3...months) $A'000
1.1	Receipts from customers	1,123	1,123
1.2	Payments for		
	(a) staff costs	(491)	(491)
	(b) advertising and marketing	(76)	(76)
	(c) research and development	(89)	(89)
	(d) leased assets	-	-
	(e) other working capital	(1,075)	(1,075)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	31	31
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	(577)	(577)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (..12...months) $A'000
1.8	Net operating cash flows (carried forward)	**(577)**	**(577)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property		
	(d) physical non-current assets	(47)	(47)
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	(47)	(47)
1.14	**Total operating and investing cash flows**	(624)	(624)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid		
1.20	Other (provide details if material)*	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(624)	(624)
1.21	Cash at beginning of quarter/year to date	7,160	7,160
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	6,536	6,536

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	195
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

The amount included in at Item 1.24 includes $103,577 in consulting fees, director's fees and salaries paid to entities associated with Directors during the quarter. The amount also includes rental and outgoings of $91,140 on the Melbourne premises paid to an entity associated with a director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the quarter the company announced a further licensing deal with Perlegen Sciences Inc. As part of the licensing consideration, Genetic Technologies Limited received 127,000 Series B Preferred Stock in Perlegen Sciences Inc at a value of US$3.60 each. The A$ equivalent booked in the accounts was A$841,679.

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	643	681
4.2	Deposits at call	5,893	6,479
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	6,536	7,160

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 OCTOBER 2002
(Director)

Print name: IAN DENNIS..

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

82-34627

File 82-34627

genetic technologies

14 November 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

02 DEC 30 AM 9:32

Dear Sir,

Listing Rule 3.10A – Forthcoming release of restricted securities

The Company advises that the following securities will be released from escrow on the following dates:

18,004,000	Restricted ordinary shares fully paid (GTGAQ)	28 November 2002
9,002,000	Restricted options expiring 14 April 2005 exercisable at 20 cents (GTGAS)	28 November 2002

The Company will make an application for listing in respect of the ordinary shares on the date of release of the escrow period. The options will remain as unquoted securities.

Yours faithfully,

Ian Dennis
Executive Director

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9, 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Genetic Technologies Limited
ABN	17 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Mervyn Jacobson
Date of last notice	24 September 2002

Part 1 - *Change of director's relevant interests in securities*
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dr Mervyn Jacobson controls JGT Aps (49,000,000) and Mervyn Jacobson Aps (49,000,000)
Date of change	28 – 29 October 2002
No. of securities held prior to change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,542,000 – Direct
Class	Fully paid ordinary shares
Number acquired	110,000
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$41,821
No. of securities held after change	49,000,000 – JGT Aps 49,000,000 – Mervyn Jacobson Aps 2,652,000 – Direct

+ See chapter 19 for defined terms

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchases

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated at Sydney on 11 November 2002

File 82-34627

02 DEC ...

Key Points from Chairman's Report to Annual Meeting
Genetic Technologies Limited ("GTG") - November 29th, 2002

(1) **DNA Testing Services**

- GTG now operates the largest accredited DNA testing lab in Australia for paternity testing.
- Last year, GTG also acquired the Perth-based "DNA-ID Labs".
- The paternity testing business continues to perform strongly, growing some 20% last year.
- Revenues from paternity testing this year are budgeted to grow another 30%, assisted by GTG recently winning a new tender with Queensland Legal Aid.
- In March 2002, GTG announced the formation of AgGenomics Pty Ltd, in partnership with the Victorian State Government, to expand commercial testing into the genotyping and marker assisted selection in plants. First revenues from AgGenomics are being realized. After AgGenomic's first full year of trading, revenues of around $1M are anticipated.
- The strategic alliance with Myriad gives GTG exclusive rights for DNA susceptibility testing for breast cancer and ovarian cancer GTG in Australia and New Zealand, and later, for bowel cancer, melanoma and hypertension. Revenues are expected to be significant.
- GTG is also pursuing formal accreditation to set up Australia's first private forensics lab.

(2) **Licensing Revenues**

- In February 2002, GTG announced the first license to its non-coding patents, **to Genetic Solutions** who paid GTG A$75,000 and will also pay ongoing royalties.
- In April 2002, GTG announced the first US licenses - to **Nanogen** (who paid US$250,000 = approx A$450,000) and to **Sequenom** (who paid US$500,000 = approx A$900,000).
- In September 2002, GTG announces a license to **Perlegen Sciences** (who paid US$860,000 = approx A$1,560,000).
- In October 2002, GTG announced a license to **Myriad Genetics** (who paid US$1M = approx A$1,820,000 as an up-front fee) and will also pay ongoing fees to GTG, and also make their proprietary cancer susceptibility tests available to GTG, for Australia and New Zealand, on an exclusive basis.
- Several other negotiations are now under way. Details will be provided as appropriate.
- In overview, the scope of the GTG licensing programme seems to be substantial – a database of prospective licensees has already contains 879 names, of whom some 290 indeed seem to be infringing – and this list is now growing on a daily basis.
- Initially, GTG did concentrate on building the up-front fee component, but with such up-front fees now at meaningful levels, GTG will also now focus on the recurring fee component.
- In summary, in 2002 to date, GTG has so far generated over A$4.8M in licensing revenues.

(3) **The Foetal Cell R&D Program (RareCellect Pty Ltd)** -

- GTG has appointed Dr. Ralph Bohmer of USA, to lead this project.
- Dr. Bohmer is now completing immigration formalities and is expected to arrive in Melbourne to join GTG in January, 2003.

(4) **The Pathogen Genomics and Genetics Program ("PGGP")**

- "PGGP" is a collaboration between GTG and the Department of Veterinary Science at Melbourne University, under the direction of Professor Robin Gasser.
- The first phase (PGGP-1) relates to the water-borne pathogen, Cryptosporidium, and has now been successfully completed. A provisional patent has been filed, and GTG has already received inquiries re licensing from UK.
- The second phase (PGGP-2) relates to controlling the reproduction of various worms (nematodes) which infect livestock and cause great losses in agriculture. This project was recently awarded a $250,000 grant from the Australian Research Council. PGGP has also received expressions of support from industry, and these are now being evaluated.

(5) **The Immunaid Program ("ImmunAid Pty Ltd")**

- ImmunAid is a collaboration with scientists working at University of Western Australia, to pursue novel approaches in the treatment of immunodeficiency diseases, such as AIDS.
- GTG owns 60% ImmunAid and patents have already been filed.
- Results in mice have been sufficiently promising that the Technical Review Committee - made up of leading clinicians and researchers - has urged GTG to accelerate this research.
- ImmunAid is now planning human monitoring trials relating to this research in AIDS, and the relevant ethical approvals are now being finalised.

(6) **Amnio-PCR**

- "Amnio-PCR" is a new test developed by GTG to speed the testing of foetal tissue to look for a number of inherited chromosomal abnormalities in the foetus.
- Amnio-PCR is fast, sensitive and accurate, and can test for 14 different disorders at the one time.
- It is expected that GTG will soon offer this test commercially – either as a service from our own laboratory, or by way of licensing it out to other laboratories in Australia and Asia.

(7) **Pursuing the U.S. Connection**.

- GTG continues to build its presence in North America.
- Licensing the GeneType patents in USA is being actively pursued by our Denver-based intellectual property attorneys and licensing attorneys.
- A NASDAQ Listing for GTG remains a priority. A "Level 1 ADR" listing has already been achieved, but GTG has temporarily deferred the next step – "Level 2 ADR", due to the current weak market on NADAQ. Once our Level 2 ADR listing is achieved, we expect the volume of our stock traded in USA will increase significantly. It is likely to benefit GTG in several ways – with US acquisitions, US capital raisings and US perceptions of value.
- GTG continues to be guided re the NASDAQ listing by its New York advisers, Global Capital Markets, and the New York-based investor relations firm, The Ruth Group.
- Meanwhile, new US investment opportunities continue to present themselves to GTG, but GTG is maintaining a very conservative approach to any such expansions in the short term.
- A small investment in the US company, XY, Inc., was achieved by GTG last year by way of a share swap, without GTG expending any cash.
- GTG continues to hold some 70% of Gtech International Resources Limited - a small company listed on the Canadian Venture Exchange.

(8) **Brush Tail Rock Wallaby Recovery Project**.

- GTG has agreed to provide corporate leadership in support of this worthy project, and has since received widespread community/media support and recognition for its socially responsible role.
- In September 2002, at a special ceremony at Healesville Wildlife Sanctuary, signs were erected to recognise GTG's support for this project. Similar signs were erected at Adelaide Zoo and in Canberra.
- Meanwhile, the recovery project has happily achieved some stunning successes - with up to 12 young wallabies soon to join the breeding programme.

(9) **In conclusion:**

- Despite the generally difficult trading conditions of the last year, GTG is pleased to report steady and positive progress in relation to its general growth, revenues, scientific research and financial condition.
- GTG has achieved pleasing growth in service testing revenue, significant first revenues from licensing, and good progress with current research projects.
- In the current 6 months, GTG has become cash positive for the first time.
- GTG now has some $7.5M in the bank.
- GTG is today in better financial shape than at any time since its formation.

File 82-34627

genetic technologies

9 December 2002

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000

By Fax 1300 300 021 – 3 pages

Dear Sir,

<u>Bringing The Latest Advances in Cancer Susceptibility Testing to Australia</u>

The Executive Chairman of Genetic Technologies Limited ("GTG"), Dr. Mervyn Jacobson, now makes the following clarifying statement to the market:

Some 18 months ago, soon after GTG was established as a publicly-listed genetic research and testing company, I announced that as one of its many objectives, GTG would try to bring comprehensive genetic susceptibility testing to Australia, particularly for certain cancers, including breast cancer and ovarian cancer. At that time, we planned to utilize our powerful non-coding DNA inventions as a bargaining chip to reach an agreement with Myriad Genetics of USA, and in return, we hoped to bring their leading-edge genetic susceptibility testing to Australia, and then to New Zealand and later, to South East Asia.

I was therefore delighted to join with Myriad CEO, Peter Meldrum, on 28 October 2002, to announce to NASDAQ and to the ASX, that GTG and Myriad had formed a strategic alliance, to combine the power of their respective technologies, so as to bring comprehensive cancer susceptibility testing to the market world-wide. GTG would offer such testing in Australia, New Zealand and South East Asia, and Myriad would offer such testing to the rest of the world.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

The overall response to this announcement was positive - our achievement was seen as wholly consistent with the Australian Government strategy of Australia becoming the "knowledge nation" and it also dovetailed nicely into the Victorian Government's new strategy of expanding resources in Victoria for cancer research, testing and treatment. However, my attention has also been drawn to some negative and misleading comments, as circulated to the media by certain vested interests. The purpose of my statement today is to correct some untrue comments made by others about our plans.

1. **Support for Research**. GTG is itself a research group, and continues to support basic research in collaboration with leading Australian universities and institutes - in such areas as cancer susceptibility, foetal cell separation and testing, AIDS research, treatment of pathogenic infections etc. In fact, our non-coding patents were issued to us specifically as a result of our own past research and success in this area. GTG actively encourages research, and for anyone to suggest otherwise, is mischievous.

2. **Comprehensive Susceptibility Testing**. It is a statement of historical fact that Myriad was awarded patents to the BRCA-1 and BRCA-2 genes in many countries, including USA and Australia. Accordingly, anyone now conducting service testing on these genes without a license from Myriad may be regarded as infringing the Myriad patents. However, GTG has overcome such concerns by obtaining a broad license from Myriad to permit such testing to be done legally in Australia for the first time. Moreover, GTG is uniquely able to enhance the breadth of such testing by combining the power of Myriad's patents with GTG's own patents, thereby permitting the broadest testing possible for all known mutations linked to increased risk for such cancers. It is therefore illogical for anyone to suggest that our testing might be less informative than any other competitive testing.

3. **Costs of Susceptibility Testing**. GTG has not yet considered the future costing of such tests. The situation is complex, with many possible read-out systems and different combinations of tests required for different people. Once we have fully determined the cost of all the new facilities and resources we will bring into our Melbourne laboratory - including new analytical equipment, additional staff, computers, software, quality assurance studies and genetic counselling etc, we will then be in a position to look at an appropriate fee structure for the additional services we plan to offer. Again – no such fees have yet been considered or set, and for others to now publicly assert what we will charge, is simply dishonest and mischievous.

Genetic Technologies Limited • **Website**: www.gtg.com.au • **Email**: info@gtg.com.au ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy VIC 3065 Australia • **Postal Address** P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone 61 3 9415 1135 • **Fax** 61 3 9417 2987
Corporate Office • Level 9 185 Macquarie Street Sydney NSW 2000 Australia
Phone 61 2 9233 5015 • **Fax** 61 2 9232 5313

genetic technologies

4. **Access to Such Genetic Susceptibility Testing**. GTG believes that all people at risk who want to undergo this testing should be able to request it, and the testing should be performed efficiently and reliably, in accordance with current world standards and best practices. Unfortunately, in Australia today, this type of testing is only available in a very limited way – with some people being denied access, with the results sometimes taking up to 6 months - and in some cases, up to 2 years. GTG plans to offer cancer susceptibility testing to all who request it, based on a targeted turn-around time of 30 days, or less.

In summary, GTG is now taking a leadership role in bringing cancer susceptibility testing to Australia. GTG plans to offer such testing comprehensively, efficiently and reliably.

All other groups who have an interest in this field are invited to contact GTG and to work with us, with the ultimate objective clearly being - to help improve the health and quality of life of the Australian community.

Yours faithfully,

Dr Mervyn Jacobson
Executive Chairman

File 82-34627

genetic technologies

MYRIAD

FOR IMMEDIATE RELEASE

Contacts:

Genetic Technologies Limited
Dr. Mervyn Jacobson
Executive Chairman
US Cell phone (970) 310-3857

Myriad Genetics, Inc.
William Hockett
VP of Corporate Communications
(801) 584-3600

GENETIC TECHNOLOGIES AND MYRIAD GENETICS ANNOUNCE STRATEGIC LICENSING AGREEMENT

Melbourne, Australia and Salt Lake City, Utah – October 28, 2002 — Genetic Technologies Limited, (ASX: GTG and Nasdaq OTC: GNTLF) and Myriad Genetics, Inc. (Nasdaq: MYGN) today announced the signing of a strategic alliance under which they will cross-license certain technologies related to the identification of non-coding DNA alterations and the assessment of inherited human diseases.

Under the terms of the agreement, Myriad will receive a broad, non-exclusive license to Genetic Technologies' non-coding DNA analysis and mapping patents for all applications in human therapeutics and diagnostics. Genetic Technologies will become Myriad's exclusive marketing agent in Australia and New Zealand for its world-leading predictive medicine products for a range of important diseases, including breast cancer, ovarian cancer, colon cancer, melanoma and hypertension. The testing for breast and ovarian cancer will be offered through Genetic Technologies'state-of-the-art testing facilities in Melbourne, Australia. The other predictive medicine products will be performed by Myriad in its laboratory in the United States. Myriad has granted Genetic Technologies an option to perform the other tests in Melbourne upon future payment of agreed fees and royalties.

Under the financial terms of the agreement, Myriad now pays Genetic Technologies an upfront license fee of US$1M (A$1.85M) plus annual license fees. Genetic Technologies will pay Myriad various option fees and annual product royalties. Other financial terms were not disclosed.

Dr. Mervyn Jacobson, Executive Chairman of Genetic Technologies, commented, "We are delighted to be working with Myriad to bring whole gene sequence testing for breast and ovarian cancer and other genetic conditions to Australia and New Zealand. We will now move forward to expand our major testing facility in Melbourne to provide such susceptibility testing, initially for Australia and New Zealand, and then for additional countries in South East Asia as well. We regard this agreement with Myriad as further international recognition and validation of our valuable intellectual property and resources."

Peter Meldrum, President and CEO of Myriad Genetics, commented, "This agreement with Genetic Technologies extends the availability and benefits of Myriad's potentially life-saving predictive medicine products to the men and women of Australia and New Zealand."

About Myriad...

Myriad Genetics, Inc. is a biopharmaceutical company focused on the development of novel therapeutic products derived form its proprietary genomic and proteomic technologies. The Company has established two wholly owned subsidiaries. Myriad Pharmaceuticals, Inc. develops and intends to market therapeutic compounds, and Myriad Genetic Laboratories, Inc. develops and markets proprietary predictive medicine and personalized medicine products. Myriad has established strategic alliances with Bayer, Eli Lilly, Hitachi, Novartis, Oracle, Pharmacia, Roche, Schering AG, Schering-Plough and Syngenta.

About Genetic Technologies...

Genetic Technologies is an Australian biotechnology company that holds several US and international patents in three leading areas of genetics: non-coding sequence/intron DNA analysis, non-coding sequence genomic mapping, and fetal cell recovery. The non-coding patents cover most genes in most species. Genetic Technologies operates the largest DNA laboratory in Australia for paternity testing. Additionally, the Company is pursuing research in the treatment of AIDS and in the control of parasites in livestock using gene-based strategies. Genetic Technologies is actively supporting research to identify genetic markers in various animal and plant species and also supports efforts to save endangered species by application of newly emerging genetic and reproductive technologies.

The discussion in this news release includes forward-looking statements that are subject to certain risks and uncertainties, including statements relating to the Company's intent to establish a marketing presence in Australia and New Zealand and its use of the licensed technologies in further developments of predictive medicine processes and products. Such statements are based on management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth or implied by forward-looking statements, including, but not limited to uncertainties as to the extent of future government regulation of Myriad Genetics' business, uncertainties as to whether Myriad Genetics and its collaborators will be successful in developing, and obtaining regulatory approval for, and commercial acceptance of diagnostics or therapeutics; the risk that markets will not exist for diagnostic products or therapeutic compounds that Myriad Genetics develops or if such markets exist, that Myriad Genetics will not be able to sell such products or compounds, which it develops, at acceptable prices. These and other risks identified in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2002. All information in this press release is as of October 28, 2002, and Myriad undertakes no duty to update this information unless required by law.